STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
5700 NW 132nd STREET
OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.	Telephone (405) 721-7300	Alanna Conaway, Legal Assistant
Fax (405) 721-7310

March 16, 2010

Larry Spirgel, Esq.
Assistant Director, Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street
Mail Stop 3720
Washington, D.C. 20549

Re:	Teleconnect Inc.
Form 10-K for the year ended September 30, 2009
Filed January 13, 2010
File No. 0-30611

Mr. Larry Spirgel,

We have reviewed your comment letter dated March 2, 2010, regarding the Form 10-K annual report of Teleconnect Inc. (the “Company”) for its fiscal year ended September 30, 2009, specifically regarding the receivable from Giga Matrix Holdings, B.V. (“Giga”) and related note 15, Acquisitions.

We have reviewed ASC 323-10-25-26 and agree that the advances made to Giga should be included with the carrying value of the original investment for purposes of recognizing of our share of losses in Giga.  Pursuant to the guidance in ASC 250-10-S99, we have evaluated the amount in excess of the Company’s original investment, which amounted to approximately $67,000, and determined that it is not qualitatively or quantitatively material to the financial statements of the Company as a whole.

Please contact me at any time for any additional information that the Commission may need regarding this matter.

Very truly yours,

STEPHEN A. ZRENDA, JR., P.C.

Stephen A. Zrenda, Jr.